

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

VIA U.S. MAIL

Helaine Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, NY 10005

> **Re:** **Deutsche Mortgage & Asset Receiving Corporation**
> **Registration Statement on Form S-3**
> **Filed February 9, 2011**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 11, 2011**
> **File No. 333-172143**

Dear Ms. Kaplan:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB. In this regard, please revise your disclosure in the last full paragraph on page S-106 of the prospectus supplement which states that a Current Report on Form 8-K together with the Pooling and Servicing Agreement will be filed with the Securities and Exchange Commission "within 15 days…after the initial issuance of the Offered Certificates."

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement, or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements, or other structural features reasonably contemplated to be included in an actual takedown. In this regard, we note your disclosure in footnote 1 on the prospectus supplement cover page.

5. A disclaimer of liability for information included in the prospectus supplement or prospectus is inappropriate. Please revise you disclosure to remove such accuracy disclaimers or statements which indicate a disclaimer of accuracy that are throughout the prospectus supplement and prospectus, such as in the first full sentence of the third full paragraph on page S-92, the penultimate sentence in the fifth full paragraph on page S-94, the last sentence of the first paragraph on page S-96 and the seventh full paragraph on page S-134.

Registration Statement Cover Page

Calculation of Registration Fee Table

6. We note that you are using Rule 457(p) to offset the current registration fee against a registration fee from an earlier registration statement. Rule 457(p) requires the subsequent registration statement to be filed "within five years of the initial filing date of the earlier registration statement." As the current registration statement was initially filed on February 9, 2011 and the earlier registration statement was initially filed on December 16, 2005, please advise as to the availability of Rule 457(p) to the current registration statement. Alternatively, please pay the fee to register the securities prior to or

simultaneously with the filing of the next amendment and revise your Calculation of
Registration Fee Table.

Prospectus Supplement

General

7. Please remove references to an offering circular in the prospectus supplement, such as on
   pages S-89, S-93 and S-176, or advise.

Cover Page

8. Please revise the "Subject to Completion" Legend to include all of the information
   required by Item 501(b)(10) of Regulation S-K.

9. Please advise as to why you have the language "and the obligations of" in the third
   sentence of the first full paragraph in brackets. Alternatively, please remove the brackets
   from this language.

10. Please revise the cover page to remove references to "lead manager," "co-managers" and
    "sole bookrunner."

Executive Summary, page S-3

11. We note your disclosure in the last sentence of the first full paragraph in footnote 8.
    Please advise as to where prospective investors can go to obtain more information about
    the "sf" designation.

Summary of the Prospectus Supplement, page S-10

12. Please identify, in an appropriate section of the summary, any credit enhancement or
    other support for the transaction, as referenced in Items 1114(a) and 1115 of Regulation
    AB, and briefly describe what protection or support is provided by the enhancement and
    summarize how losses not covered by credit enhancement or support will be allocated to
    the certificates. Refer to Item 1103(a)(3)(ix) of Regulation AB.

13. Please revise the summary to include a section which discusses the conflicts of interest
    that are set forth on pages S-67 through S-70 of the prospectus supplement including the
    opportunity given to the B-Piece Buyer to perform diligence on and request changes to
    the initial asset pool.

Additional Considerations; Optional Termination, page S-27

14. Please confirm that the first sentence of this section is intended to only permit a cleanup
    call and please provide the percentage intended for the remaining aggregate principal

balance of the mortgage loans to be less than the outstanding pool balance as of the cut-off date. Please also advise as to the circumstances that the trust could be terminated pursuant to the third sentence of this section.

Ratings, page S-29

15. We note your disclosure that the depositor selected the agencies to rate the securities, in part, based on "those agencies' initial subordination levels for the various classes of certificates." Please advise as to what is meant by this disclosure.

Risk Factors, page S-32

16. Please revise the second sentence of the second introductory paragraph. If a risk is not deemed material, it should not be referenced.

17. Please substantially revise the titles for each of the risk factors in this section and in the prospectus so that each risk factor title adequately describes the risks discussed in the risk factor. Additionally, to the extent a risk factor is more than a page long, please revise such risk factors to break it into smaller individual risk factors or provide subheadings within the risk factor to make them easier for investors to read and understand.

The Sponsor[s], Mortgage Loan Seller[s] and Originator[s], page S-77

GACC's Underwriting Standards, page S-79

18. We note your disclosure in the first paragraph of this section. Please advise whether the asset pool will include any loans that would be exceptions to the underwriting criteria. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in the Summary of the Prospectus Supplement section and the Description of the Mortgage Pool section of the prospectus supplement.

The Master Servicer, page S-83

19. We note your disclosure contemplates multiple servicers. Please revise your disclosure to provide a clear introductory description of the roles, responsibilities and oversight requirements of the entire servicing structure and the parties involved. Along with the narrative discussion, also consider presenting the information graphically. Refer to Item 1108(a)(1) of Regulation AB.

The Special Servicer, page S-85

20. Please confirm and provide bracketed disclosure that you will provide all of the information required by Item 1108 of Regulation AB for the Special Servicer or please advise.

Description of the Mortgage Pool, page S-89

Sale of the Mortgage Loans, page S-90

21. We note your disclosure in the last paragraph of this section. Please provide tabular information regarding the delinquent loans in 30 or 31 day increments beginning with loans that are 30 or 31 days delinquent through the point that the loans are written off or charged off as uncollectible. Refer to Items 1111(c) and 1100(b) of Regulation AB.

Certain Terms and Conditions of the Mortgage Loans, page S-101

22. We note your disclosure on the top of page S-105 that certain mortgage loan documents permit mezzanine debt. Please tell us how you will provide updated information regarding the new additional debt that will be actually incurred in the future. Refer to Item 1121 of Regulation AB.

[The [Identify Credit Enhancement, Liquidity Support or Derivatives Instrument], page S-135

23. Please confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

The Pooling and Servicing Agreement, page S-148

Modifications, page S-175

24. Please advise whether the asset pool will include any modified loans. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in the Summary of the Prospectus Supplement section and the Description of the Mortgage Pool section of the prospectus supplement.

Reports to Certificateholders; Available Information; Trustee Reports, page S-182

25. We note your disclosure in the last three sentences of the first full paragraph on page S-185. Please advise as to why the Trustee may disclaim responsibility for its website, what disclaimer investors may be required to accept and why the Trustee and the Master Servicer will not be liable for the dissemination of information made in accordance with the Pooling and Servicing Agreement.

Method of Distribution, page S-191

26. Please revise the fifth paragraph of this section to reflect that each underwriter and any dealers that participate in the distribution of the offered certificates "will be deemed" to

be underwriters in connection with those certificates, not "may be deemed." Please also revise the Method of Distribution section starting on page 123 as applicable.

Prospectus

Cover Page

27. We note your disclosure in the second bullet point that the assets in the trust fund may include mortgage-backed securities. Please confirm that you will update your disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed securities in any series.

Incorporation of Certain Information by Reference and Available Information

28. Please advise as to why the Annual Reports on Form 10-K are not incorporated by reference as disclosed in the first sentence of the first paragraph of this section.

Summary of Prospectus, page 1

Information About The Certificates; Distribution of Interest on the Certificates, page 4

29. Please revise the first paragraph of this section to list all indices that may be used to determine interest payments. Please similarly revise each of the carryover paragraphs that begin on pages 45 and 46.

Credit Support and Cash Flow Agreements, page 5

30. Please remove the catch-all language "or other agreements designed to reduce the effects of interest rate fluctuations on the mortgage assets or on one or more classes of certificates" in the last bullet point on page 6 or revise to disclose the actual agreements contemplated by this language. Additionally, please revise this bullet point to delete the language "or to alter the payment characteristics of the cash flows from a trust fund" or advise as to how the agreements contemplated by this language would ensure that the pool assets or certificates will pay in accordance with their terms. Revise similar disclosure in the last bullet point on page 39, the first full paragraph on page 47 and the first full paragraph on page 73.

Repurchases and Substitutions of Mortgage Assets, page 7

31. It appears from your disclosure in the first sentence of the third paragraph of this section and the first full paragraph on page 32 that you contemplate using overcollateralization as a form of credit enhancement or support. Please revise the prospectus supplement to include in the Summary of the Prospectus Supplement bracketed disclosure for the percentage of such overcollateralization and revise the prospectus to include a description of this form of credit enhancement or support.

<u>One or More Trust Assets May Also Back Additional Certificates, page 8</u>

32. We note your disclosure in this section and in the fourth full paragraph on page 32 that trust assets backing any series of certificates may also back another series of certificates. We also note your disclosure in the last sentence of the second paragraph on page 12, the last paragraph on page 70 and the first paragraph on page 71 that credit support may cover more than one series of certificates. Please provide us with your analysis as to why you are not a series trust or delete these disclosures.

<u>Description of the Trust Funds, page 31</u>

<u>General, page 31</u>

33. Please revise the third full paragraph on page 32 and elsewhere in your filing as applicable, such as on pages S-27 and S-90 of the prospectus supplement and page 8 of the prospectus, to provide the information required by Item 1111(g) of Regulation AB. In this regard, please also provide disclosure confirming that the duration of the prefunding period does not extend for more than one year from the date of issuance of the certificates and the portion of the proceeds for the prefunding account does not involve in excess of 50% of the proceeds of the offering and the revolving period does not extend for more than three years from the date of issuance of the certificates. Refer to Items 1101(c)(3)(ii) and (iii) of Regulation AB.

<u>Mortgage Loans, page 32</u>

34. We note your disclosure in the second paragraph of this section that mortgaged properties may be located in foreign countries. Please provide bracketed language indicating that you will provide any information required by Item 1100(e) of Regulation AB or please advise.

35. We note your disclosure in the first full paragraph on page 33 that the trust assets for a series may include mortgage loans secured by junior liens. Please revise throughout your filing to remove language, such as on the cover page of the prospectus supplement, that the assets for the trust will be mortgage loans "secured by first liens" or advise. Additionally, please provide disclosure in both the Summary of the Prospectus Supplement section and the Description of the Mortgage Pool section of the prospectus supplement regarding the number of mortgage loans in the asset pool that are secured by first liens and that are secured by junior liens.

<u>Yield and Maturity Considerations, page 39</u>

<u>Other Factors Affecting Yield, Weighted Average Life and Maturity, page 43</u>

36. We note your disclosure in the first full paragraph on page 44 regarding negative amortizing loans. Please provide bracketed disclosure in both the Summary of the Prospectus Supplement section and the Description of the Mortgage Pool section of the prospectus supplement regarding the amount of negative amortizing loans that are included in the asset pool.

<u>Description of the Pooling Agreements, page 53</u>

<u>General, page 53</u>

37. We note your disclosure in the first full paragraph on page 54 that the "prospectus supplement for a series of certificates will describe any provision of the related Pooling Agreement that materially differs from the description thereof contained in this prospectus." The disclosure in the prospectus supplement should not contradict the disclosure in the prospectus. Instead, please disclose all structural features that you reasonably contemplate including in the ABS offering.

<u>Realization upon Defaulted Mortgage Loans, page 61</u>

38. We note your disclosure in the first full paragraph on page 62 that the pooling agreement may grant to a holder or holders of certain classes of the certificates the option to purchase from the trust any loan which is delinquent for a specified number of scheduled payments or the balloon payment is delinquent. Please advise as to why this option is granted to any certificateholders, which certificateholders will be granted this option and when such option would be available to the certificateholders.

<u>Description of Credit Support, page 70</u>

<u>Credit Support with Respect to MBS, page 72</u>

39. We note your disclosure that you will provide information on any credit support with respect to MBS "to the extent such information is material and available." Please advise as to how you will confirm that the credit support with respect to the MBS in the asst pool would be allowed under the definition of an asset-backed security under Regulation AB if information on the credit support is not available. Please also advise as to when this information would not be available.

Credit Derivatives, page 72

40. The credit derivatives you describe in this section do not meet the definition of asset-backed security under Item 1101(c)(1) of Regulation AB. Please revise your disclosure to delete all references to credit derivatives from your prospectus or advise.

Cash Flow and Derivative Agreements, page 73

41. We note the last sentence of this section. Please revise your disclosure to remove this catch-all phrase or advise.

Part II

Signatures

42. Please revise the second half of the signature page to include the signature of the principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (212) 504-6666
        Anna H. Glick, Esq.
        Cadwalader, Wickersham & Taft LLP